GILDAN® Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more Toll Free – 1-866 964-0492    www.computershare.com/ noticeandaccess Notice of Gildan Activewear Inc.’s 2022 Annual General Meeting of Shareholders and Notice of Availability of Proxy Materials Meeting Date and Location: When: May 5, 2022 10:00 a.m. EDT    Where:    Virtual meeting via live audio webcast online https://meetnow.global/MXK4SPF For more information, see the section “Voting and Proxy Information” of the management information circular.    Fold    This year, as permitted by Canadian securities regulators, Gildan Activewear Inc. (“Gildan”) is using notice-and-access to deliver the proxy materials for its annual meeting of shareholders (the “Meeting”), including the management information circular (the “Circular”), to both its registered and non-registered shareholders. Gildan is also using notice-and-access to deliver its annual consolidated financial statements and the related management’s discussion and analysis (collectively, the “Financial Statements”) to its registered and non-registered shareholders. You are receiving this notice to advise that the proxy materials for the Meeting and the Financial Statements are available on the internet. This communication presents only an overview of the more complete proxy materials that are available to you on the internet. We remind you to access and review all of the important information contained in the Circular and other proxy materials before voting. The Circular, the Financial Statements and other relevant materials are available at: https://gildancorp.com/en/agm/ OR www.sedar.com    Fold How to Obtain Paper Copies of the Proxy Materials Shareholders may request to receive paper copies of the current Meeting materials and/or the Financial Statements by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. If your request is made before May 5, 2022 (the date of the Meeting), the Circular and/or the Financial Statements will be sent to you within three business days of receipt of your request. If the request is made on or after May 5, 2022, the Circular and/or the Financial Statements will be sent to you within ten calendar days of receiving your request. To ensure you receive the materials in advance of the voting deadline and Meeting date, all requests must be received no later than April 20, 2022. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.    For Holders with a 15 digit Control Number: To request paper copies of the materials, call us Toll Free at 1-866-964-0492 within North America or at +1-514-982-8716 from outside North America, and enter your Control Number as indicated on your Voting Instruction Form or Form of Proxy.    For Holders with a 16 digit Control Number: To request paper copies of the materials, call Toll Free at 1-877-907-7643 within North America or at +1-303-562-9305 from outside North America and enter your Control Number as indicated on your Voting Instruction Form.    To obtain paper copies of the materials after the Meeting, please contact 1-800-564-6253    CPUQC01.E.INT/000001/i1234    01T7ME

Shareholders’ Meeting Notice    The resolutions to be voted on at the Meeting are listed below along with the sections within the Circular where disclosure regarding the matter can be found. 1. Election of Directors—Section Entitled: “Election of Directors – Director Nominees” 2. Advisory Vote on Executive Compensation—Section Entitled: “Advisory Vote on Executive Compensation” 3. Appointment of Auditors—Section Entitled: “Appointment of Auditors”    Voting PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy. Registered Shareholders Complete your form of proxy and return it in the business reply envelope we have provided or by delivering it to our offices at Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1, no later than 10:00 a.m. EDT on the second business day preceding the day of the Meeting or any adjournment thereof. Non-Registered Shareholders Your nominee is required to ask for your voting instructions before the Meeting. Please contact your nominee if you did not receive a request for voting instructions. You may vote your shares by completing the voting instruction form as directed on the form and returning it in the business reply envelope provided for receipt, no later than 10:00 a.m. EDT on the second business day preceding the day of the Meeting or any adjournment thereof. All security holders appointing themselves or a proxyholder other than the management nominees must return their proxy by mail and go to www.computershare.com/gildan no later than 10:00 a.m EDT on the second business day preceding the day of the Meeting or any adjournment thereof, and provide Computershare with the required information for you or your chosen proxyholder so that Computershare may provide you or your proxyholder with an Invite Code via email. This Invite Code will allow you or your proxyholder to log in to and vote at the Meeting. Without an Invite Code you or your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote. You may also attend the online Meeting and vote online, by following the instructions in the section of the Circular entitled “Voting and Proxy Information”. If you have any questions regarding this notice, notice-and-access or the Meeting, please call 1-800-564-6253 (toll free within North America) or 514-982-7555 (from Outside of North America). PLEASE VIEW THE CIRCULAR PRIOR TO VOTING Fold Fold    01T7ND